Contact

www.linkedin.com/in/roshansethia
(LinkedIn)
www.contractorplus.app/
(Company)

Top Skills

PHP
MySQL
AJAX

Roshan Sethia

Contractor+ helps contractors systemize and ! We're raising on
Wefunder!
Mumbai, Maharashtra, India

Summary

A passionate Entrepreneur, Tech enthusiast, Perfectionist, and a
loving father.

I am a Co-Founder & Chief Technology Officer of Contractor+
(www.contractorplus.app) which helps Field Service Contractors
automate their current workflow & boost productivity.

We at Contractor Plus, are building an ecosystem for Field Service
Contractors that will help them streamline their process & help them
scale their business. Part of the ecosystem is as follows:

A) Contractor+ App

Contractor+ App is an all-in-one app for handyman service
contractors to manage their services & streamline operations. The
platform allows artisans to get their entire team organized in one
place. Contractor+ provides the following solutions to help increase
accountability & streamline your field service business:

Client Relationship Management
♀#♂# Team Management
Job Scheduling, Booking & Dispatching
Accurate, Itemized Estimating
Streamlined Invoicing & Payments
Tool Tracking
Accounting

Since November 19 2020, the official launch of Contractor+ App, we
got 2000+ registered users, 35 paying subscribers to our paid plans.
We are getting anywhere around 50-70 new signups every day.

Contractor+ App is available to download and use totally free for
both Android and iPhone.

B) Contractor+ Club

Contractor+ Club is a directory for Contractors where they can simply Add a FREE Business Listing and can generate qualified leads via local exposure.

Contractor+ Club has over 800,000 contractors business listed over 100+ categories, 50+ states & 100,000+ cities.

C) Contractor+ Works

Contractor+ Works will allow Contractors to find the right workers required to be part of their team. It is a medium connecting both Contractors & Workers and helps boost their growth.

We believe Contractor+ is a crucial tool to the success of your field service business by helping you automate & manage things on a single platform.

If you want to talk more just email me: cto@contractorplus.app or Skype: roshansethia Or send me a message here on LinkedIn.

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Experience

Contractor Plus, Inc.
Co-Founder & CTO
April 2020 - Present (3 years 11 months)
Orlando, Florida, United States

Leading DevOps team of 6 members who are working hard to build Contractor +.

At Contractor+, we are building a solution for handyman/field service contractors & property managers which helps them work more efficiently, look more professional to their clients, win more jobs and generate more revenue.

As Contractor+ is a startup, I wear many hats including Technology, Operations, Ideation, Marketing & much more.

SpryOX
Chief Technology Officer
April 2015 - March 2020 (5 years)
Mumbai Area, India

Leading an exceptional team of 30+ SpryOXians to bring exceptional quality Enterprise products, Mobile Apps (Android & iOS) and Web Applications (Websites, ECommerce, Web Application) for our global clientele. At SpryOX we have very high service standards and constantly increase our internal benchmarking. We have always been ahead of times in terms of technology adaption.

We apply precision, passion and experience to bring exceptional technology solutions and always love having a smiling customer.

At SpryOX, I wear many hats including Technology Consulting & Execution, Business Development, Digital Marketing and much more.

Ganniti
Freelance Information Technology Consultant
July 2009 - March 2015 (5 years 9 months)

Geodesic
Software Engineer
July 2010 - October 2011 (1 year 4 months)

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Education

University of Mumbai
Bachelor of Engineering, Computers · (2007 - 2009)

Fr. Conceicao Rodrigues College of Engineering
Bachelor of Computer Engineering, Computers · (2007 - 2009)